Exhibit 1.1

JOINT VENTURE BINDING TERM SHEET

This term sheet sets out the principal terms for the creation of a Joint Venture (“Joint Venture”, “JV”) to operate and manage the US-related operations and real estate assets of a fund managed by SAIML Pte. ltd. located at 87 Sunset Way, Singapore 597108 (“SAIML”) and reAlpha Asset Management Inc. (“reAlpha”), located at 6515 Longshore Loop, Dublin, OH 43017, and, together with SAIML, and including their respective designated affiliates, the “JV Parties” and each a “JV Party”. This Term Sheet sets forth the material terms of an enforceable contract between the JV Parties and therefore constitutes a binding contract with respect to such terms unless and until this Term Sheet is replaced and superseded in its entirety by a definitive agreement(s) regarding the subject matter of this Term Sheet (“JV Agreement”).

A combined investment of up to $40,816,327 U.S. Dollars from reAlpha and a fund managed by SAIML is being considered into a joint real estate venture (“Phase 1”). The Joint Venture will require reAlpha to secure a credit facility of up to $160,000,000 in Phase 1, making the total assets under management (“AUM”) valued at up to $200,816,327.

After the capital has been placed in Phase 1, the JV may decide to invest up to an additional $61,224,490 of equity and $245,000,000 in leverage (“Phase 2”), totaling $306,224,490 in additional AUM.

The total potential AUM of Phase 1 and Phase 2 is up to $507,040,817. The following sections define the preliminary terms for setting up the joint venture entity.

A. Assets and Liabilities

The cash contribution of each JV Party will be contributed to or made available for use in the Joint Venture for the purpose of acquiring opportunistic and value-add properties utilizing reAlpha’s proprietary technology, and renovating (if necessary) and operating those properties as short-term rental properties.

The Joint Venture shall be responsible for all taxes and liabilities associated with the assets contributed to or made available for use in the Joint Venture.

The Joint Venture plans to purchase the following properties using the equity contribution from Joint Venture partners along with the appropriate debt.

Types of Properties

“Rent-Ready Properties” are defined as single and multifamily real estate properties in target locations that need only cosmetic repairs to be listed on a vacation rental platform.

For any rent ready properties, The JV will make the initial purchase. The JV is also responsible for the acquisition, cosmetic repairs, replacing/refreshing decor, transferring/acquiring permits, and onboarding the properties to Airbnb or similar vacation rental listing platform.

B. Ownership

reAlpha will hold ownership in the Joint Venture equal to 51%, and SAIML will hold ownership in the Joint Venture equal to 49%. In Phase 1, the total capital contribution from SAIML will be $20,000,000 and the total capital contribution from reAlpha will be $20,816,327.

In Phase 2, the total capital contribution from SAIML will be $30,000,000 and the total capital contribution from reAlpha will be $31,224,490.

C. Board of Directors

General. A Board of Directors of the Joint Venture (the “Board”) will oversee the Joint Venture.

Composition. Each JV Party shall be entitled to an equal number of Board representatives. The chair of the Board will rotate annually, with reAlpha appointing the initial chair.

Voting. The aggregate voting power of a JV Party’s Board representatives will be proportionate to such JV Party’s economic interest in the Joint Venture.

Veto Rights. SAIML will have veto rights on certain key decisions to be negotiated in the final documentation.

D. Board Representation	One nominee from SAIML will join the board of reAlpha Asset Management Inc.
E. Operational Management

reAlpha will hire and supervise the general manager of the Joint Venture and his/her direct reports. This management team will carry out the day-to-day operations of the Joint Venture.

The Joint Venture will pay 20% of top-line revenue to reAlpha Asset Management Inc. for full-service property management including, but not limited to property repairs, maintenance, turnover, guest hospitality, cleaning, and accounting.

reAlpha Asset Management Inc. may use a third party to manage properties, and if the cost is less than 20%, reAlpha Asset Management inc. is entitled to the spread.

F. Project Cost

“Project Cost” includes the following expenses: The purchase price of the home, furniture, cosmetic and functional repairs, closing costs, loan origination fees, short-term interest accrued during the hold period, administrative costs, operating costs, home insurance costs during the hold period, and the cost of acquiring or transferring any short-term rental permits.

The JV is responsible for 100% of the Project Costs.

G. Deadlock	The JV Parties will develop a mutually acceptable procedure for resolving deadlocks with respect to operating, funding, executive, and other matters, including escalation to the JV Parties’ CEOs. Veto rights for SAIML will be defined in the JV Agreement.

H. Policies and Standards	The JV Parties will develop a single set of policies and standards to govern all aspects of the Joint Venture, drawing from each of their respective existing policies and standards.
I. Investment Criteria

The Joint Venture will purchase properties that exhibit the following characteristics:

A minimum projected/stabilized cap rate approved by JV Partners, minimum projected/stabilized cash on cash return approved by JV Partners, and properties that have applicable licensing and registrations in place, if necessary.

J. Dividend Distribution	Each party shall receive dividends paid out by the joint venture in proportion to their ownership on an annual basis, subject to applicable tax regulations.
K. Right of First Offer; Right of First Refusal	Any direct or indirect transfer of a JV Party’s economic interest in the Joint Venture to a non-affiliated third party will be subject to a right of the first offer and right of first refusal in favor of the other JV Party on terms set forth in the JV Agreement.
L. Areas of Interest	Properties will be purchased in the states of California, Arizona, Florida, and Tennessee. Future markets may be added with the approval of the Board.
M. Access and Information	Each JV Party shall have customary access and information rights pursuant to Delaware LLC law.
N. Leverage Policy

Up to 80% leverage from a to-be-formed long-term debt facility. However, this leverage position can vary based on market conditions. In Phase 1, reAlpha will be responsible for acquiring debt facilities for a combined total of up to

$160,000,000 for the JV.

If the board decides to proceed with Phase 2, reAlpha will be responsible for acquiring additional debt facilities for a combined total of up to $245,000,000.

O. Capital Calls

$20,000,000 equity from SAIML, in a total of 10 tranches of $2,000,000 each to be funded within 30 days of the prior tranche reaching $500,000.

$20,816,327 equity from reAlpha, in a total of 10 tranches of $2,081,633, each to be funded within 30 days of the prior tranche reaching $500,000.

The first tranche should be contributed by each partner within 10 days of signing closing documents.

After allocating the total Phase 1 equity of $40,816,327, the board will examine the success metrics of the JV and decide to add up to an additional $61,224,490 of equity.

SAIML will contribute up to $30,000,000 of the total additional equity in a total of 10 tranches of $3,000,000 each to be funded within 30 days of the prior tranche reaching $500,000.

reAlpha will contribute $31,224,490 of the total additional equity in a total of 10 tranches of $3,122,449 each to be funded within 30 days of the prior tranche reaching $500,000.

The first tranche of additional equity should be contributed from each partner within 10 days of the Board’s vote to add additional capital to the JV.

P. Compliance Advisory; Legal Counsel; Expenses

reAlpha has appointed GBQ as a compliance advisor to facilitate all compliance matters including legal entity formation, debt structure, and international taxes for this Joint Venture. reAlpha will pay for such advisory expenses.

reAlpha has appointed Kegler, Brown, Hill & Ritter CO., L.P.A. (“KBHR’’) as legal counsel to draft the JV Agreement.

The Parties shall pay their own fees and expenses incurred in connection with the negotiation of this Term Sheet and the JV Agreement, including all legal and compliance fees and expenses.

Q. Breakup Fee	The Parties agree that the time and effort required to negotiate this Term Sheet and the JV Agreement in good faith involves expenses incurred by each Party that would be impossible or very difficult to accurately estimate. Therefore, in the event of termination of this agreement by either JV Party by written notice (which termination may be made at any time and for any reason), a breakup fee of $5,000 (“Breakup Fee”) shall be paid within 3 business days by the terminating Party to the non-terminating Party. This Breakup Fee has been established for the convenience of the Parties so that the Parties have certainty with respect to damages arising from either Party’s termination of the transactions contemplated hereby.
R. Springing CFIUS Covenant:	In the event that the Committee on Foreign Investment in the United States (“CFIUS”) requests or requires a filing, the Parties shall use reasonable best efforts to submit the proposed transaction and obtain CFIUS clearance or a statement from CFIUS that no further review is necessary with respect to the parties’ notice.
S. Confidentiality

The Parties agree that this Term Sheet, the fact of its existence, and any discussions or correspondence regarding the proposed terms of the arrangements discussed hereunder and the Proposed Agreement shall be deemed “Confidential Information”. Neither party will issue any statement or communication to the public or press regarding the Confidential Information without the prior written consent of the other party, unless such disclosure is required by law (e.g., Regulation A of the Securities Act of 1933, as amended).

If negotiations are terminated by either party, then all Confidential Information will be kept confidential and will not be disclosed to any person without the prior written consent of the other party, except as required by law or regulatory authority.

T. Governing Law and Venue	The JV will be formed in Delaware and will be governed by Delaware law. Any and all disputes will be resolved through arbitration.
U. Timing	The parties will exercise good faith efforts to prepare, negotiate, and execute the JV Agreement in accordance with the foregoing terms on or before January 31, 2023.

We look forward to consummating this transaction as soon as possible. If the foregoing terms and conditions are acceptable, please sign below and return them to us.

This agreement shall be declared effective on the date fully executed below.

SAIML Pte. ltd.

By	/s/ Bala Swaminathan

Date:	11/17/2022
Name:	Bala Swaminathan
Title:	Chief Executive Officer

reAlpha Asset Management Inc.

By:	/s/ Giri Devanur

Date:	11/15/2022
Name:	Giri Devanur
Title:	Chief Executive Officer

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